Filed by Pacific Ethanol, Inc.

Pursuant to Rule 425 under

the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6 under

the Securities Exchange Act of 1934

Subject Company: Aventine Renewable Energy Holdings, Inc.

(Commission File No. 001-32922)

Pacific Ethanol, Inc. filed its Amendment No. 1 to its Annual Report on Form 10-K/A on April 13, 2015, which included the information set forth below relating to the proposed business combination involving Pacific Ethanol, Inc. and Aventine Renewable Energy Holdings, Inc.

The following information was included in Item 1A of Part I of the Form 10-K/A:

Risks Related to the Merger with Aventine

The pendency of the merger with Aventine could have an adverse effect on the price of our common stock, business, financial condition, results of operations or business prospects.

While we are not aware of any significant adverse effects to date, the pendency of the merger with Aventine could disrupt our business in the following ways, among others:

•	our customers and other third-party business partners may seek to terminate and/or renegotiate their relationships with us as a result of the merger, whether pursuant to the terms of their existing agreements with us or otherwise;

•	the attention of our management may be directed toward the completion of the merger and related matters and may be diverted from our day-to-day business operations, including from other opportunities that might otherwise be beneficial to us; and

•	current and prospective employees may experience uncertainty regarding their future roles with the combined company, which might adversely affect our ability to retain, recruit and motivate key personnel.

Should they occur, any of these matters could adversely affect our stock price, or harm our financial condition, results of operations or business prospects.

Failure to complete the merger could adversely affect our stock price and future business and financial results.

Completion of the merger is subject to a number of conditions, including among other things, the receipt of approval of the Pacific Ethanol and Aventine stockholders. There is no assurance that the parties will receive the necessary approvals or satisfy the other conditions to the completion of the merger. Failure to complete the proposed merger will prevent us and Aventine from realizing the anticipated benefits of the merger. We will also remain liable for significant transaction costs, including legal, accounting and financial advisory fees, unless provided otherwise by the merger agreement. In addition, the market price of our common stock may reflect various market assumptions as to whether the merger will occur. Consequently, the failure to complete the merger could result in a significant change in the market price of our common stock.

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Obtaining required approvals necessary to satisfy the conditions to the completion of the merger may delay or prevent completion of the merger.

To complete the merger, our stockholders must approve the issuance of shares of our common stock and non-voting common stock and the amendment of our Certificate of Incorporation and holders of at least 66-2/3% of our Series B Cumulative Redeemable Convertible Preferred Stock, or Series B Preferred Stock, must agree not to treat the merger as a liquidation, dissolution or winding up within the meaning of the Series B Certificate of Designations, each as contemplated by the merger agreement, and Aventine stockholders must adopt the merger agreement and approve the merger. In addition, the completion of the merger is conditioned upon the receipt of certain governmental authorizations, consents, orders or other approvals. On February 18, 2014, the Federal Trade Commission granted early termination of the waiting period under the Hart-Scott-Rodino Act. Pacific Ethanol and Aventine intend to pursue all required approvals in accordance with the merger agreement. No assurance can be given that the required approvals will be obtained and, even if all such approvals are obtained, no assurance can be given as to the terms, conditions and timing of the approvals or that they will satisfy the terms of the merger agreement.

Termination of the merger agreement could negatively impact us.

If the merger agreement is terminated, there may be various consequences. For example, our business may be impacted adversely by the failure to pursue other beneficial opportunities due to the focus of management on the merger, without realizing any of the anticipated benefits of completing the merger. Additionally, if the merger agreement is terminated, the market price of our common stock could decline to the extent that the current market prices reflect a market assumption that the merger will be completed. If the merger agreement is terminated under certain circumstances, we may be required to pay to Aventine a termination fee of $5,982,000 or an expense reimbursement amount of up to $1,994,000.

The market price of our common stock after the merger may be affected by factors different from those currently affecting our shares.

Upon completion of the merger, holders of Aventine common stock will become holders of our common stock and/or non-voting common stock. Our business differs in important respects from that of Aventine, and, accordingly, the results of operations of the combined company and the market price of our common stock after the completion of the merger may be affected by factors different from those currently affecting our operations.

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The issuance of shares of our common stock to Aventine stockholders in the merger will substantially dilute the interest in Pacific Ethanol held by our stockholders prior to the merger.

If the merger is completed, it is estimated that we will issue up to approximately 17,755,300 shares of our common stock and non-voting common stock upon the closing of the merger, assuming no exercise or conversion of outstanding options and warrants. Based on the number of shares of Pacific Ethanol and Aventine common stock issued and outstanding on the Pacific Ethanol and Aventine record dates, Aventine stockholders before the merger will own, in the aggregate, approximately 42% of the aggregate number of shares of our common stock and non-voting common stock issued and outstanding immediately after the merger. The issuance of shares of our common stock and/or non-voting common stock to Aventine stockholders in the merger will cause a 42% reduction in the relative percentage interest of our current stockholders in the earnings, voting rights, liquidation value and book and market value of Pacific Ethanol. It is expected that Pacific Ethanol stockholders before the merger will hold approximately 58% of the total Pacific Ethanol common stock and non-voting common stock issued and outstanding immediately following the completion of the merger. Thus, Pacific Ethanol’s stockholders before the merger will experience dilution in the amount of 42% as a result of the merger.

Risks Related to the Combined Company if the Merger is Completed

The failure to integrate successfully the businesses of Pacific Ethanol and Aventine in the expected timeframe would adversely affect the combined company’s future results following the completion of the merger.

The success of the merger will depend, in large part, on the ability of the combined company following the completion of the merger to realize the anticipated benefits from combining our business with the business of Aventine. To realize these anticipated benefits, the combined company must successfully integrate the businesses of Pacific Ethanol and Aventine. This integration will be complex and time-consuming.

The failure to integrate successfully and to manage successfully the challenges presented by the integration process may result in the combined company’s failure to achieve some or all of the anticipated benefits of the merger.

Potential difficulties that may be encountered in the integration process include the following:

•	lost sales and customers as a result of customers of either of the two companies deciding not to do business with the combined company;

•	complexities associated with managing the larger, more complex, combined business;

•	integrating personnel from the two companies;

•	potential unknown liabilities and unforeseen expenses, delays or regulatory conditions associated with the merger; and

•	performance shortfalls at one or both of the companies as a result of the diversion of management’s attention caused by completing the merger and integrating the companies’ operations.

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The combined company’s future results will suffer if the combined company does not effectively manage its expanded operations following the merger.

Following the merger, the size of the combined company’s business will be significantly larger than the current businesses of Pacific Ethanol and Aventine. The combined company’s future success depends, in part, upon its ability to manage this expanded business, which will pose substantial challenges for the combined company’s management, including challenges related to the management and monitoring of new operations and associated increased costs and complexity. We cannot assure you that the combined company will be successful or that the combined company will realize the expected operating efficiencies, annual net operating synergies, revenue enhancements and other benefits currently anticipated to result from the merger.

Aventine is currently engaged in litigation regarding the Aurora Cooperative Elevator Company’s option to purchase the Aurora West Facility.

Among other legal claims, the Aurora Cooperative Elevator Company, or the Aurora Coop, has filed legal claims against Aventine asserting that it has the right, pursuant to an agreement between Aventine and the Aurora Coop, dated March 23, 2010, to exercise an option to acquire the 84 acres of land upon which Aventine’s Aurora, Nebraska 110 million gallon ethanol production facility, or the Aurora West Facility, is located, together with the Aurora West Facility and all related improvements, for a purchase price of $16,500 per acre (or $1,386,000 in the aggregate). The Aurora Coop asserts that its contractual right to exercise this option arose on July 1, 2012 due to Aventine’s alleged failure to complete construction of the Aurora West Facility as of such date. Aventine disputes the allegations and claims asserted by the Aurora Coop, and Aventine denies the validity and effectiveness of the Aurora Coop’s exercise of its option to purchase the land on which the Aurora West Facility is located. Aventine has asserted in its legal filings that it has satisfied its contractual obligations with respect to the completion of the plant as of the required date. Aventine has advised that it will continue to vigorously defend against any assertion that the Aurora Coop has any right to repurchase the land or any improvements on the land. The action is currently pending in the United States District Court, Nebraska. If Aventine is unsuccessful in defending this litigation, a number of outcomes may occur, including, without limitation, the conveyance of the land on which the Aurora West Facility is located (together with the Aurora West Facility and all related improvements) to the Aurora Coop for a purchase price that is substantially below the fair market value of the land and the facility, which Aventine believes would be an inequitable resolution of this claim, together with an unspecified amount of damages to the Aurora Coop related to the income the Aurora Coop alleges that it could have generated if the land had been conveyed as of an earlier date. An adverse outcome in Aventine’s defense of this litigation, could materially adversely affect the combined company’s business, financial condition, and results of operations.

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Aventine is attempting to establish a rail connection in conjunction with the Burlington Northern Santa Fe Railroad Company.

Aventine has advised that it is using its commercially reasonable efforts to complete all necessary arrangements, including engineering, design and contracting with the Burlington Northern Santa Fe Railroad Company, or BNSF, as promptly as practicable, in order to establish a new connection through the rail facilities of Aventine’s affiliate, Nebraska Energy, L.L.C., or NELLC, to the inner rail loop track belonging to Aventine’s Aurora West Facility along with the associated “diamond switch” crossing the exterior track loop, or the Exterior Track Loop, along a path that lies entirely on land owned by NELLC or Aventine’s subsidiary, Aventine Renewable Energy – Aurora West, LLC, such that the Aurora West Facility will be able to ship ethanol by rail in unit trains and single cars. However, there are no guarantees that Aventine will be able to complete the rail connection on a certain schedule (or at all). If such connection is not obtained it could have an adverse effect on the combined company’s future results following the completion of the merger.

Aventine is currently engaged in litigation matters that may prevent the combined company from crossing the Exterior Track Loop and could require the combined company to purchase grain for the Aurora West Facility exclusively from the Aurora Coop.

Among other legal claims, the Aurora Coop has filed legal claims against Aventine alleging that Aventine (and two of its subsidiaries) is in breach of the parties’ grain and marketing and master development agreements, or the Aurora Coop Grain Agreements. Aventine denies that it is in breach of the Aurora Coop Grain Agreements and maintains in a counterclaim that the Aurora Coop has breached the parties’ grain supply agreement, or the Grain Supply Agreement, and the marketing agreement, or the Marketing Agreement. As a result, Aventine issued notice of termination of the Grain Supply Agreement and the Marketing Agreement. The Aurora Coop seeks a judicial order declaring that Aventine is in breach of the Aurora Coop Grain Agreements and further declaring that Aventine’s termination of the Grain Supply Agreement and Marketing Agreement is ineffective. If Aventine is unsuccessful in this matter, the Grain Supply Agreement will not be terminated and, as a result, the combined company could be required to purchase grain for the Aurora West Facility exclusively from the Aurora Coop at a price higher than it otherwise may be able to negotiate. The inability to purchase corn for the Aurora West Facility on market terms could have a material adverse impact on the financial condition or results of operations of the combined company. On the other hand, if Aventine is successful in this matter, the Grain Supply Agreement and Marketing Agreement may be terminated. The termination of the Grain Supply Agreement, however, may trigger a termination provision in the parties’ Double Track Loop Easement and Use Agreement, thus terminating an easement allowing Aventine the use of the Exterior Track Loop, or the Easement Agreement.

The Aurora Coop has also filed a suit against Aventine seeking a judicial declaration that Aventine’s right to use the Exterior Track Loop is terminated if the Grain Supply Agreement, which is the subject of the litigation referred to above, is terminated. As discussed above, Aventine has issued notice of termination of the Grain Supply Agreement. Aventine disputes the Aurora Coop’s assertion that its easement rights to use the Exterior Track Loop have been terminated or extinguished. The easement would allow Aventine to use the Exterior Track Loop and to access the BNSF line by crossing the Exterior Track Loop, but Aventine’s use of the easement is currently blocked pending the resolution of these matters. If, as a result of the above discussed matters, it is determined that the Grain Supply Agreement is terminated and that such termination triggers a termination of the Easement Agreement, the combined company will be prevented from using the Exterior Track Loop and accessing the BNSF line by crossing the Exterior Track Loop under the terms of the easement.

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However, Aventine recently constructed a diamond switch on adjoining land owned by Aventine’s affiliate, NELLC. This diamond switch allows Aventine to move rail cars between the Aurora West Facility and the BNSF line by crossing the Exterior Track Loop on land owned by NELLC and, therefore, obviates the need for the easement granted under the Easement Agreement. The Aurora Coop sought a temporary restraining order to block Aventine’s construction and use of the diamond switch, which was denied by the Court, and the Aurora Coop is seeking to amend the above case to challenge Aventine’s construction and use of the diamond switch. If the Aurora Coop is permitted to bring such a claim and if Aventine is unsuccessful in defending this matter and if the Easement Agreement is terminated as a result of the proceedings surrounding the Grain Supply Agreement (as discussed above), Aventine would not be able to use the diamond switch or the easement, and thus would be unable to use the railroad to transport its products between the Aurora West Facility and the BNSF line. If Aventine is unable to use railroad transportation to access the BNSF line from the Aurora West Facility, it would be forced to use other means of transportation, such as truck transport, which would not be as effective and cost efficient as railroad transportation. Aventine’s inability to use railroad transportation could have a materially adverse impact on the financial condition or results of operations of the combined company. If, on the other hand, Aventine is successful in defending the action regarding the diamond switch but the Easement Agreement is terminated as a result of the proceedings surrounding the Grain Supply Agreement (as discussed above), the combined company’s ability to cross or use a portion of the Exterior Track Loop may nonetheless be limited by the courts. For example, even if the combined company is able to transfer single rail cars across between the Aurora West Facility and the BNSF line, it may be unable to transfer unit trains (i.e., trains comprised of 100 or more rail cars). Any significant restrictions on the combined company’s use of the diamond switch to cross the Exterior Track Loop could have a material adverse impact on the financial condition or results of operations of the combined company inasmuch as the combined company may not be able to capture the cost advantages and efficiencies of shipping products in the larger conveyance format.

An affiliate of Aventine is currently engaged in a dispute in connection with its storage of surplus beet sugar and amounts allegedly owed by such affiliate.

In 2013, Aventine Renewable Energy, Inc., a wholly owned affiliate of Aventine, or ARE, Inc., purchased surplus beet sugar through a U.S. Department of Agriculture program for Aventine’s operations. The Western Sugar Cooperative, or Western Sugar, among other entities, warehoused this surplus sugar. ARE, Inc. paid for the warehousing of this sugar from inception of the relationship. Western Sugar, however, subsequently asserted that certain penalty rates for the storage of this product should have applied despite the lack of an agreement to such rates by ARE, Inc. Aventine and ARE, Inc. had been attempting to resolve the matter short of formal litigation. On February 27, 2015, Western Sugar filed an action in the United States District Court, District of Colorado, seeking payment of the penalty storage fees as “expectation damages,” in the amount of approximately $8.6 million. Aventine considers these claims to be without merit and will aggressively defend against them. ARE, Inc. and Aventine’s inability to successfully defend this matter could have a material adverse effect on the combined company’s future results following the completion of the merger.

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The loss of key personnel could have a material adverse effect on the combined company’s business, financial condition or results of operations.

The success of the merger will depend in part on the combined company’s ability to retain key Pacific Ethanol and Aventine employees who continue employment with the combined company after the merger is completed. It is possible that these employees might decide not to remain with the combined company after the merger is completed. If these key employees terminate their employment, the combined company’s business activities might be adversely affected, management’s attention might be diverted from integrating Pacific Ethanol and Aventine to recruiting suitable replacements and the combined company’s business, financial condition or results of operations could be adversely affected. In addition, the combined company might not be able to locate suitable replacements for any such key employees who leave the combined company or offer employment to potential replacements on reasonable terms.

The success of the combined company will also depend on relationships with third parties and pre-existing customers of Pacific Ethanol and Aventine, which relationships may be affected by customer preferences or public attitudes about the merger. Any adverse changes in these relationships could adversely affect the combined company’s business, financial condition or results of operations.

The combined company’s success will depend on the ability to maintain and renew business relationships, including relationships with preexisting customers of both Pacific Ethanol and Aventine, and to establish new business relationships. There can be no assurance that the business of the combined company will be able to maintain preexisting customer contracts and other business relationships, or enter into or maintain new customer contracts and other business relationships, on acceptable terms, if at all. The failure to maintain important business relationships could have a material adverse effect on the business, financial condition or results of operations of the combined company.

The combined company will incur significant transaction and merger-related costs in connection with the merger.

Pacific Ethanol and Aventine expect to incur significant costs associated with completing the merger and combining the operations of the two companies. Although the exact amount of these costs is not yet known, Pacific Ethanol and Aventine estimate that these costs will be approximately $2.4 million in the aggregate. In addition, there may be unanticipated costs associated with the integration. Although Pacific Ethanol and Aventine expect that the elimination of duplicative costs and other efficiencies may offset incremental transaction and merger-related costs over time, these benefits may not be achieved in the near term or at all.

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The combined company will record goodwill that could become impaired and adversely affect the combined company’s operating results.

The merger will be accounted for as an acquisition by Pacific Ethanol in accordance with accounting principles generally accepted in the United States. Under the acquisition method of accounting, the assets and liabilities of Aventine will be recorded, as of completion, at their respective fair values and added to ours. The reported financial condition and results of operations of Pacific Ethanol issued after completion of the merger will reflect Aventine balances and results after completion of the merger, but will not be restated retroactively to reflect the historical financial position or results of operations of Aventine for periods prior to the merger. Following completion of the merger, the earnings of the combined company will reflect acquisition accounting adjustments.

Under the acquisition method of accounting, the total purchase price will be allocated to Aventine’s tangible assets and liabilities and identifiable intangible assets based on their fair values as of the date of completion of the merger. The excess of the purchase price over those fair values will be recorded as goodwill. We expect that the merger will result in the creation of goodwill based upon the application of the acquisition method of accounting. To the extent the value of goodwill or intangibles becomes impaired, the combined company may be required to incur material charges relating to such impairment. Such a potential impairment charge could have a material impact on the combined company’s operating results.

The combined company’s ability to utilize net operating loss carryforwards and certain other tax attributes may be limited.

Federal and state income tax laws impose restrictions on the utilization of net operating loss, or NOL, and tax credit carryforwards in the event that an “ownership change” occurs for tax purposes, as defined by Section 382 of the Internal Revenue Code. In general, an ownership change occurs when stockholders owning 5% or more of a “loss corporation” (a corporation entitled to use NOL or other loss carryovers) have increased their ownership of stock in such corporation by more than 50 percentage points during any three-year period. The annual base limitation under Section 382 of the Code is calculated by multiplying the loss corporation’s value at the time of the ownership change by the greater of the long-term tax-exempt rate determined by the Internal Revenue Service in the month of the ownership change or the two preceding months.

As of December 31, 2014, Pacific Ethanol and Aventine had $28.3 million and $63.5 million, respectively, of NOLs that are currently limited in their annual use. As a result of the merger, it is possible that either or both Pacific Ethanol and Aventine will be deemed to have undergone an “ownership change” for purposes of Section 382 of the Code. Accordingly, the combined company’s ability to utilize Pacific Ethanol’s and Aventine’s net operating loss carryforwards may be substantially limited. These limitations could in turn result in increased future tax payments for the combined company, which could have a material adverse effect on the business, financial condition or results of operations of the combined company.

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The combined company’s indebtedness following the merger will be greater than Pacific Ethanol’s existing indebtedness. Therefore, it may be more difficult for the combined company to pay or refinance its debts and the combined company may need to divert its cash flow from operations to debt service payments. The additional indebtedness could limit the combined company’s ability to pursue other strategic opportunities and increase its vulnerability to adverse economic and industry conditions.

In connection with the merger, the combined company will also be responsible for Aventine’s outstanding debt. Our total indebtedness as of December 31, 2014 was approximately $34.5 million. Our pro forma total consolidated indebtedness as of December 31, 2014, after giving effect to the merger, would have been approximately $192.2 million (all of which would be non-current). The combined company’s debt service obligations with respect to this increased indebtedness could have an adverse impact on its earnings and cash flows, which after the merger would include the earnings and cash flows of Aventine, for as long as the indebtedness is outstanding.

The combined company’s increased indebtedness could also have important consequences to holders of our common stock. For example, it could:

•	make it more difficult for the combined company to pay or refinance its debts as they become due during adverse economic and industry conditions because any decrease in revenues could cause the combined company to not have sufficient cash flows from operations to make its scheduled debt payments;

•	limit the combined company’s flexibility to pursue other strategic opportunities or react to changes in its business and the industry in which it operates and, consequently, place the combined company at a competitive disadvantage to its competitors with less debt; or

•	require a substantial portion of the combined company’s cash flows from operations to be used for debt service payments, thereby reducing the availability of its cash flow to fund working capital, capital expenditures, acquisitions, dividend payments and other general corporate purposes.

Based upon current levels of operations, we expect the combined company to be able to generate sufficient cash on a consolidated basis to make all of the principal and interest payments when such payments are due under its existing credit facilities, indentures and other instruments governing their outstanding indebtedness, and the indebtedness of Aventine that may remain outstanding after the merger, but there can be no assurance that the combined company will be able to repay or refinance such borrowings and obligations.

The merger may not be accretive, and may be dilutive, to our earnings per share, which may negatively affect the market price of our common stock.

Although the merger is expected to be accretive to earnings per share, the merger may not be accretive, and may be dilutive, to our earnings per share. The expectation that the merger will be accretive is based on preliminary estimates that may materially change. All of the risk factors applicable to the ethanol industry and our business as a marketer and producer of ethanol are also be applicable to Aventine’s business and will be applicable to the combined company after the merger. In addition, future events and conditions could decrease or delay any accretion, result in dilution or cause greater dilution than may be expected, including:

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•	adverse changes in market conditions;

•	commodity prices for corn, ethanol, gasoline and crude oil;

•	production levels;

•	operating results;

•	competitive conditions;

•	laws and regulations affecting the ethanol business;

•	capital expenditure obligations; and

•	general economic conditions.

Any dilution of, or decrease or delay of any accretion to, our earnings per share could cause the price of our common stock to decline.

Business issues currently faced by one company may be imputed to the operations of the other company or the combined company.

To the extent that either we or Aventine currently has or is perceived by customers to have operational challenges, those challenges may raise concerns by existing customers of the other company following the merger which may limit or impede our future ability to maintain relationships with those customers.

Resales of shares of our common stock to be issued upon closing of the merger, or a perception that a substantial number of such shares merger will be resold into the market, may cause the market price of our common stock and the value of your investment to decline significantly.

We currently estimate that we will issue up to an aggregate of approximately 17,755,300 shares of our common stock and non-voting common stock upon the closing of the merger, assuming no exercise or conversion of Aventine’s outstanding options and warrants. A majority of the newly issued shares are subject to stockholders agreements entered into by us and certain stockholders of Aventine prohibiting the sale of our shares issued in connection with the merger for various periods of time. The issuance of these new shares of our common stock and non-voting common stock, and the sale of these new shares of common stock (including shares of common stock issuable upon conversion of shares of non-voting common stock issued in the merger) by current Aventine stockholders (i) after the merger, for those Aventine stockholders not subject to the stockholders agreements, or (ii) after applicable restrictive periods have passed for those Aventine stockholders subject to the stockholders agreements, or the perception that these sales could occur, could have the effect of depressing the market price for shares of our common stock. In addition, the issuance of shares of our common stock upon exercise of our outstanding options and warrants or upon conversion of our Series B Preferred Stock could also have the effect of depressing the market price for shares of our common stock.

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This communication is being made in respect of the proposed merger between Pacific Ethanol, Inc. and Aventine Renewable Energy Holdings, Inc. In connection with the proposed merger, Pacific Ethanol has filed with the Securities and Exchange Commission a registration statement on Form S-4 that includes a preliminary joint proxy statement of Pacific Ethanol and Aventine that also constitutes a prospectus of Pacific Ethanol. Upon effectiveness of the registration statement, a definitive joint proxy statement/prospectus will be delivered to the stockholders of Pacific Ethanol and Aventine.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

Investors and security holders will be able to obtain free copies of the registration statement and the definitive joint proxy statement/prospectus (when available) and other documents filed with the Securities and Exchange Commission by Pacific Ethanol through the website maintained by the Securities and Exchange Commission at www.sec.gov. Copies of the documents filed with the Securities and Exchange Commission by Pacific Ethanol will be available free of charge on Pacific Ethanol’s internet website at www.pacificethanol.com or by contacting Pacific Ethanol’s investor relations agency, LHA, at (415) 433-3777.

Pacific Ethanol, Aventine, their respective directors and certain of their executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Pacific Ethanol is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the Securities and Exchange Commission on March 16, 2015, and amended pursuant to Amendment No. 1 to Annual Report on Form 10-K/A, which was filed with the Securities and Exchange Commission on April 13, 2015. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus filed with the above-referenced registration statement on Form S-4 and other relevant materials to be filed with the Securities and Exchange Commission when they become available.

A more complete description will be available in the registration statement and the definitive joint proxy statement/prospectus.

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Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to Pacific Ethanol’s estimated or anticipated future results, including estimated synergies, or other non-historical expressions of fact are forward-looking statements that reflect Pacific Ethanol’s current perspective of existing trends and information as of the date of this communication. Forward looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the Aventine merger, including future financial and operating results, Pacific Ethanol’s or Aventine’s plans, objectives, expectations and intentions and the expected timing of completion of the transaction. It is important to note that Pacific Ethanol’s goals and expectations are not predictions of actual performance. Actual results may differ materially from Pacific Ethanol’s current expectations depending upon a number of factors affecting Pacific Ethanol’s business, Aventine’s business and risks associated with merger transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful closing of, the Aventine merger; subsequent integration of Aventine and the ability to recognize the anticipated synergies and benefits of the Aventine merger; the ability to obtain required regulatory approvals for the transaction (including the approval of antitrust authorities necessary to complete the acquisition), the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain the requisite Pacific Ethanol and Aventine stockholder approvals; the risk that a condition to closing the Aventine merger may not be satisfied on a timely basis or at all; the failure of the proposed transaction to close for any other reason; risks relating to the value of the Pacific Ethanol shares to be issued in the transaction; the anticipated size of the markets and continued demand for Pacific Ethanol’s and Aventine’s products; the impact of competitive products and pricing; the risks and uncertainties normally incident to the ethanol production and marketing industries; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; changes in generally accepted accounting principles; costs and efforts to defend or enforce intellectual property rights; successful compliance with governmental regulations applicable to Pacific Ethanol’s and Aventine’s facilities, products and/or businesses; changes in the laws and regulations; changes in tax laws or interpretations that could increase Pacific Ethanol’s consolidated tax liabilities; the loss of key senior management or staff; and such other risks and uncertainties detailed in Pacific Ethanol’s periodic public filings with the Securities and Exchange Commission, including but not limited to Pacific Ethanol’s “Risk Factors” section contained in Pacific Ethanol’s Amendment No. 1 to Annual Report on Form 10-K/A for the year ended December 31, 2014 filed with the Securities and Exchange Commission on April 13, 2015 and from time to time in Pacific Ethanol’s other investor communications. Except as expressly required by law, Pacific Ethanol disclaims any intent or obligation to update or revise these forward-looking statements.

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